UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number 000-21250

THE GYMBOREE CORPORATION

(Exact name of registrant as specified in its charter)

500 Howard Street

San Francisco, California 94150

(415) 278-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.125% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

* In 2011, The Gymboree Corporation (the “Company”) registered the 9.125% Senior Notes due 2018 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities and Exchange Commission (the “Commission”). The Securities were guaranteed by certain subsidiaries of the Company. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company and the guarantors thereunder to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2013, because the Securities were held of record by less than 300 persons as of that date. Since that time, the Company has continued to file reports on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission.

Approximate number of holders of record as of the certification or notice date: 45.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Gymboree Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE GYMBOREE CORPORATION

Date: June 12, 2017	By:	/s/ Daniel J. Griesemer
	Name:	Daniel J. Griesemer
	Title:	Chief Executive Officer